UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALEXZA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

015384209
(CUSIP Number)

Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.
Avenida Diagonal 549, 5th Floor
E-08029 Barcelona, Spain
(34) 936003-700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

May 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384209	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Ferrer Internacional, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,366,935
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,366,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 015384209	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sergio Ferrer-Salat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,366,935
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,366,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,935
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN/HC

CUSIP No. 015384209	13D	Page 4 of 8 Pages

Preamble

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”), relating to shares of Common Stock of Alexza Pharmaceuticals, Inc. (the “Issuer”), amends the Schedule 13D filed by Grupo Ferrer Internacional, S.A. (“Grupo Ferrer”) and Sergio Ferrer-Salat on February 26, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed by Grupo Ferrer and Sergio Ferrer-Salat on April 29 (“Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Amendment No. 2 is being filed to amend Items 3, 4, 6 and 7 of the Schedule 13D as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The total consideration (the “Total Consideration”) to be paid in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of May 9, 2016, by and among Grupo Ferrer, Ferrer Pharma Inc., a Delaware corporation and wholly-owned indirect subsidiary of Grupo Ferrer, and the Issuer (the “Merger Agreement”) is expected to consist of (i) $0.90 per Common Share payable upon consummation of the transactions contemplated by the Merger Agreement (the “Up-Front Consideration”) and (ii) up to approximately $35,000,000 in contingent payments payable in the aggregate (assuming satisfaction of all underlying conditions and subject to certain deductions) pursuant to the terms of certain contingent value rights issued pursuant to the terms of the Merger Agreement (the “Contingent Consideration”).

Grupo Ferrer intends to use available cash on hand in order to fully fund the Up-Front Consideration.  It reserves the right to enter into financing arrangements in order to finance all or any portion of the Contingent Consideration.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On May 10, 2016, Grupo Ferrer and the Issuer announced in a joint press release (the “Press Release”) that they entered into the Merger Agreement.  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Ferrer Pharma Inc. has agreed to commence a cash tender offer to acquire all of the shares of the Issuer’s common stock (excluding any shares of the Issuer’s common stock owned, directly or indirectly, by Grupo Ferrer) (the “Offer”) for a purchase price of $0.90 per share, net to the holders thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (the “Cash Consideration”) plus one contractual contingent value right per share of the Issuer’s common stock (each, a “CVR”), which shall represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $35 million (subject to certain deductions) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into by Grupo Ferrer and the rights agent thereunder prior to the closing of the Offer, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (together with the Cash Consideration, the “Offer Price”).

The consummation of the Offer will be conditioned on (i) at least a number of shares of the Issuer’s common stock having been validly tendered into and not withdrawn from the Offer which equals, when added to any shares of the Issuer’s common stock owned by Grupo Ferrer or Ferrer Pharma Inc. or any of their respective subsidiaries, at least a majority of the then outstanding shares of the Issuer’s common stock, (ii) the accuracy of the representations and warranties contained in the Merger Agreement, subject to certain qualifications, (iii) the Issuer having performed certain covenants contained in the Merger Agreement, subject to certain conditions, (iv) the Second Forbearance Agreement (as defined below) continuing in full force and effect, without any default, and performance of any required condition thereunder, as of the closing of the Offer, (v) the aggregate number of shares of the Issuer’s common stock held by persons who properly exercise appraisal rights under Section 262 of the Delaware General Corporate Law represents no more than 20% of the shares of the Issuer’s common stock then outstanding and (vi) other customary conditions.  The Offer is not subject to a financing condition.

CUSIP No. 015384209	13D	Page 5 of 8 Pages

Following the consummation of the Offer, the Merger Agreement provides that Ferrer Pharma Inc. will merge with and into the Issuer (the “Merger”) and the Issuer will become a wholly owned subsidiary of Ferrer Therapeutics Inc., a Delaware corporation and subsidiary of Grupo Ferrer.  In the Merger, each outstanding share of the Issuer’s common stock (other than shares owned by Grupo Ferrer, the Issuer or Ferrer Pharma Inc. or any of their direct or indirect wholly owned subsidiaries and shares with respect to which appraisal rights are properly exercised in accordance with Delaware law) will be converted into the right to receive the Offer Price. The consummation of the Merger is subject to certain closing conditions.

The transactions described above are expected to close in the second quarter of 2016 and are subject to customary closing conditions.

In addition, in connection with the transactions contemplated by the Merger Agreement, the vesting of all unvested options and unvested restricted stock units of the Issuer will be accelerated to be vested in full and, with respect to the options, immediately exercisable at least six days prior to the closing of the Offer.  Any options that are not exercised prior to the closing of the Offer will be cancelled. Additionally, pursuant to the terms of the Merger Agreement, (i) each holder of a warrant originally issued by the Issuer on October 5, 2009 or February 23, 2012 will receive a lump-sum cash payment equal to (A) the total number of shares of common stock of the Issuer issuable to such holder upon the exercise of the applicable warrant, multiplied by (B) the value of such warrant to purchase one share of the Issuer’s common stock, calculated in accordance with Appendix B of such warrant; and (ii) each holder of a warrant originally issued by the Issuer on March 8, 2014 (the “2014 Warrants”) will receive (A) a lump-sum cash payment equal to (1) the total number of shares of the Issuer’s common stock issuable to such holder upon the exercise of the applicable warrant, multiplied by (2) the excess of (x) the Cash Consideration over (y) the per-share exercise price for such warrant and (B) one CVR for each share of the Issuer’s common stock underlying such warrant.

 The Merger Agreement contains customary representations, warranties and covenants of the parties. The Issuer has agreed to refrain from engaging in certain activities until the effective time of the Merger. In addition, under the terms of the Merger Agreement, the Issuer agrees not to solicit or support any alternative acquisition proposals, subject to customary exceptions for the Issuer to respond to and support unsolicited proposals in the exercise of the fiduciary duties of the Board of Directors of the Issuer. The Issuer will be obligated to pay a termination fee of $1,000,000 to Grupo Ferrer in certain circumstances following termination of the Merger Agreement.  Additionally, if either the Issuer or Grupo Ferrer terminates the Merger Agreement in accordance with its terms, then all outstanding unpaid principal and accrued interest owed on the Restated Note (as defined below) by the Issuer will become immediately due and payable to Grupo Ferrer.

The summaries of the Merger Agreement and the Press Release in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Press Release and the Merger Agreement, respectively, which are attached hereto as Exhibits 99.7 and 99.8.  The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are made solely for the benefit of Grupo Ferrer and Ferrer Pharma Inc. and are qualified by information in the confidential disclosure letter provided by the Issuer in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the the Issuer, Grupo Ferrer and Ferrer Pharma Inc., rather than establishing matters of fact.  Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Issuer, Grupo Ferrer or Ferrer Pharma Inc.

The purpose of the transactions contemplated by the Merger Agreement is to acquire all of the shares of the Issuer’s common stock not already owned, directly or indirectly, by Grupo Ferrer.  If consummated, the Offer and/or the Merger will result in the occurrence of one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition by the Reporting Persons or one or more of their affiliates of additional shares of the Issuer’s common stock, a merger or other extraordinary corporate transaction involving the Issuer, the delisting of the Issuer’s common stock from NASDAQ, and the Issuer’s common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 015384209	13D	Page 6 of 8 Pages

In the event the Offer and/or the Merger are not consummated, the Reporting Persons will consider all available courses of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

On May 9, 2016, the Issuer and Grupo Ferrer amended and restated that certain promissory note previously issued by the Issuer to Grupo Ferrer on September 28, 2015, as amended on March 21, 2016 and April 18, 2016 (the “Restated Note”), to, among other things (i) increase the maximum principal amount of the Restated Note to $6.3 million, (ii) extend the maturity date of the Restated Note to September 30, 2016 and (iii) provide for certain events of default under the Restated Note in connection with the Merger. As of May 10, 2016, the outstanding principal amount of the Restated Note was $6.3 million. The summary of the Amended and Restated Promissory Note in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Promissory Note, which is attached hereto as Exhibit 99.9.

In connection with the execution of the Merger Agreement, Ferrer Pharma Inc. entered into a Forbearance and Waiver Agreement (the “Second Forbearance Agreement”) with the Issuer, Atlas U.S. Royalty, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Atlas”), and the holders of the 2014 Warrants and those certain notes in the aggregate principal amount of $45,000,000 previously issued by Atlas on March 18, 2014 (the “Notes”). Pursuant to the terms of the Second Forbearance Agreement, the holders of the Notes agreed (i) to forbear on exercising all rights and remedies under that certain Indenture by and between Atlas and U.S. Bank National Association, as the trustee (as filed with the U.S. Securities and Exchange Commission on May 5, 2014 as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the period ending March 31, 2014) (the “Indenture”) and the other documentation relating to the Notes and Atlas through the earlier of November 9, 2016 (subject to extension under certain circumstances) and the termination of the Merger Agreement and (ii) to ratify certain amendments to the Issuer’s license agreement with Teva Pharmaceuticals USA, Inc. Pursuant to the terms of the Second Forbearance Agreement, the holders of the Notes also agreed to the cancellation of the Notes and the discharge of the Indenture in connection with the consummation of the Offer and to take any and all actions necessary to effect the foregoing. In addition, the holders of the 2014 Warrants agreed to the treatment of the 2014 Warrants in connection with the Offer as described in the Merger Agreement effective as of the Merger. Each of the holders of the Notes, the holders of the 2014 Warrants, Atlas and the Issuer also agreed to certain releases of claims effective upon the consummation of the Offer or, in the case of claims with respect to Ferrer Pharma Inc. and its affiliates, upon the execution of the Second Forbearance Agreement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

CUSIP No. 015384209	13D	Page 7 of 8 Pages

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Title

99.7
Agreement and Plan of Merger, dated as of May 9, 2016, by and between Grupo Ferrer Internacional, S.A., Ferrer Pharma Inc. and Alexza Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Alexza Pharmaceuticals, Inc. on May 10, 2016)

99.8	Press Release, dated May 10, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Alexza Pharmaceuticals, Inc. on May 10, 2016)

99.9
Amended and Restated Promissory Note, dated as of May 9, 2016, issued by Alexza Pharmaceuticals, Inc. to Grupo Ferrer Internacional, S.A. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Alexza Pharmaceuticals, Inc. on May 10, 2016)

CUSIP No. 015384209	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 10th day of May, 2016.

GRUPO FERRER INTERNACIONAL, S.A.

/s/ Jorge Ramentol Massana
JORGE RAMENTOL MASSANA / Chief Executive Officer

SERGIO FERRER-SALAT

/s/ Sergio Ferrer-Salat